# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

# FORM C

## UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

*Name of issuer*
Wahi Nutrition, Inc.

*Legal status of issuer*

       *Form*
       C-Corporation

       *Jurisdiction of Incorporation/Organization*
       Delaware

       *Date of organization*
       May 7, 2018

*Physical address of issuer*
10397 Balsam Ln, Eden Prairie, MN 55347

*Website of issuer*
https://www.wahiwater.com

*Name of intermediary through which the offering will be conducted*
SI Securities, LLC

*CIK number of intermediary*
0001603038

*SEC file number of intermediary*
008-69440

*CRD number, if applicable, of intermediary*
170937

*Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering*
7.5% of the amount raised

*Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest*
SI Securities will receive equity compensation equal to 2.5% of the number of securities sold.

*Type of security offered*
Series A Preferred Stock

*Target number of Securities to be offered*
18,249

*Price (or method for determining price)*
$1.37

*Target offering amount*
$25,000

*Oversubscriptions accepted:*

☑   Yes

☐   No

*Oversubscriptions will be allocated:*

☐   Pro-rata basis

☑   First-come, first-served basis

☐   Other:

*Maximum offering amount (if different from target offering amount)*
$3,500,000

*Deadline to reach the target offering amount*
December 18, 2021

**NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

*Current number of employees*
4

|  | Most recent fiscal year-end (2020) | Prior fiscal year-end (2019) |
|---|---|---|
| **Total Assets** | $227,379 | $157,517 |
| **Cash & Cash Equivalents** | $117,708 | $95,535 |
| **Accounts Receivable** | $9,498 | $50,000 |
| **Short-term Debt** | $188,969 | $139,272 |
| **Long-term Debt** | $0 | $35,000 |
| **Revenues/Sales** | $34,877 | $0 |
| **Cost of Goods Sold** | $71,310 | $0 |
| **Taxes Paid** | $0 | $0 |
| **Net Income (Loss)** | ($538,956) | ($475,320) |

***The jurisdictions in which the issuer intends to offer the Securities:***
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

**EXHIBITS**
EXHIBIT A: Offering Memorandum
EXHIBIT B: Audited Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcripts

# EXHIBIT A
## OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
## (EXHIBIT A TO FORM C)
## August 30, 2021

# Wahi Nutrition, Inc.



## Up to $3,500,000 of Series A Preferred Stock

Wahi Nutrition, Inc. ("Wahi Nutrition", "Wahi Water", "Wahi", the "Company", "we", "us", or "our"), is offering up to $3,500,000 worth of Series A Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by December 18, 2021 (the "Grace Period Date"). The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $500,000 under the Combined Offerings (the "Closing Amount") by the Grace Period Date, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by December 3, 2021 (the "Offering End Date") will be permitted to increase their subscription amount at any time on or before the Grace Period Date, upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after the Offering End Date. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $3,500,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to the Grace Period Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $998.73 per Purchaser (which may be waived by the Company and SI Securities, LLC, in their sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

**These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.**

**This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.**

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

**Ongoing Reporting**

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2022.

Once posted, the annual report may be found on the Company's website at https://www.wahiwater.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

**Updates**

Updates on the status of this Offering may be found at: https://www.seedinvest.com/wahi.nutrition.

**About this Form C**

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this

Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

## SUMMARY

**The Business**
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Wahi Nutrition, Inc. ("the Company") was incorporated on May 7, 2018 under the laws of the State of Delaware, and is headquartered in the Minneapolis, Minnesota area. The Company infuses pharmaceutical grade plant extracts into water, which has been designed to deliver four specific health functions. The Company is based in Minneapolis, Minnesota and distributes their four flavors of Wahi Water predominantly to local, regional, and national grocery, health, and well-being retail stores.

The Company is located at 10397 Balsam Ln, Eden Prairie, MN 55347.

The Company's website is https://www.wahiwater.com/

A description of our products as well as our process and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/jassby and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

**The Offering**

| | |
|---|---|
| **Minimum amount of Series A Preferred Stock being offered** | $25,000 |
| **Maximum amount of Series A Preferred Stock** | $3,500,000 |
| **Purchase price per Security** | $1.37 |
| **Minimum investment amount per investor** | $998.73 |
| **Offering deadline** | December 18, 2021 |
| **Use of proceeds** | See the description of the use of proceeds on page 12, 14, and 15 hereof. |

| Voting Rights | See the description of the voting rights on pages 13, 15, 16, and 17 hereof. |
|:---:|:---:|

## RISK FACTORS

*The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.*

### Risks Related to the Company's Business and Industry

***The development and commercialization of the Company's products are highly competitive.*** It faces competition with respect to any products that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The personal care market is an emerging industry where new competitors are entering the market frequently. The beverage market is also competitive and subject to numerous competitors. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing products and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

***Product safety and quality concerns, including concerns related to perceived quality of ingredients, or product recalls could negatively affect the Company's business.*** The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are, or become, contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate, and concerns about perceived negative safety and quality consequences of certain ingredients in its products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

***The Company operates in a business that is highly regulated and subject to liability concerns.*** Compliance with regulatory requirements and changes in regulations could result in expenses and in diversion of management attention to the operations of the business. As a food production company, all of the Company's products must be compliant with regulations by the Food and Drug Administration (FDA). The Company must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing, and appropriate labeling of the products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that the Company's products could become non-compliant with the FDA's regulations and any such non-compliance could harm the business.

***A product recall or an adverse result in litigation could have an adverse effect on the Company's business.*** The adverse effect depends on the costs of the recall, the destruction of product inventory, competitive reaction, and consumer attitudes. Even if a product liability claim is unsuccessful or without merit, the negative publicity surrounding such assertions could adversely affect their reputation and brand image. The Company also could be adversely affected if consumers in their principal markets lose confidence in the safety and quality of their products.

***Maintaining, extending, and expanding the Company's reputation and brand image are essential to the Company's business success.*** The Company seeks to maintain, extend, and expand their brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention to marketing could adversely affect the Company's brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on the Company's advertising, consumer promotions and marketing, or their response to those restrictions, could limit their efforts to maintain, extend and expand their brands. Moreover, adverse publicity about regulatory or legal action against the Company could damage the Company's reputation and brand image, undermine their customers' confidence and reduce long-term demand for their products, even if the regulatory or legal action is unfounded or not material to their operations.

***The Company's success in maintaining, extending, and expanding the Company's brand image depends on their ability to adapt to a rapidly changing media environment.*** The Company increasingly relies on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about the Company, their brands or their products on social or digital media, whether or not valid, could seriously damage their brand and reputation. If the Company does not establish, maintain, extend and expand their brand image, then their product sales, financial condition and results of operations could be adversely affected.

***The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies.*** It may prove difficult for the Company to significantly increase the number of customers that it serves or to establish itself as a well-known brand. Additionally, the personal care and beverage markets may be markets in which customers will not have brand loyalty.

***Failure by the Company's transportation providers to deliver their products on time or at all could result in lost sales.*** The Company currently relies upon third-party transportation providers for a significant portion of their product shipments. The Company utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase their shipping costs, employee strikes, and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet their shipping needs. The Company may, from time to time, change third-party transportation providers, and the Company could therefore face logistical difficulties that could adversely affect deliveries. The Company may not be able to obtain terms as favorable as those they receive from the third-party transportation providers that they currently use or may incur additional costs, which in turn would increase their costs and thereby adversely affect their operating results.

***The Company's expenses will significantly increase as they seek to execute their current business model.*** Although the Company estimates that it has enough cash and inventory runway to sustain operation, they will be increasing cash expenditures to promote revenue growth, continue research and development, and fund other Company operations after raising capital in this offering. Doing so could require significant effort and expense or may not be feasible.

***The Company projects aggressive growth and meeting these projections are subject to numerous risks, many of which are outside of the Company's control.*** If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Investors should not rely on the Company's financial projections in making an investment decision.

***The Company's existing investors have not waived their pre-emptive rights and currently plan on exercising those rights.*** The pre-emptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

***The Company has participated in Related Party Transactions.*** The Company has related party debt in which the Company owes $30,000 to a lender which is a related party of the Company. The loan bears no interest and is due in October of 2021. The Company also has related party transactions in the form of consulting agreements with two related parties. During 2020 and 2019, the Company incurred expenses of approximately $81,000 and $72,000, respectively, for business management and advisory services provided by related parties.

***The Company has outstanding debt.*** The Company owes approximately $70,000 to the Minnesota Department of Employment & Economic Development (DEED) for an Angel Loan Fund Program loan. This loan was granted in December of 2020 and is not due for 84 months from the granting date. The loan does not accrue any interest, but the principal amount is payable with a 30% premium at the end of the term.

***The Company has an outstanding EIDL loan advance.*** The Company owes approximately $4,000 for a Small Business Association EIDL loan advance. The EIDL loan is in the process of being granted and will follow the same terms as EIDL guidelines under the Small Business Association rules.

***The auditing CPA has included a "going concern" note in the Audited Financials.*** The accompanying financial statements have been prepared assuming that the Company will continue as a going concern which contemplates continuation of operations, realization of assets, and payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, the Company has incurred certain net losses since inception. The Company's ability to continue as a going concern is dependent on meeting its obligations as they become due from cash generated from operations and/or through raising capital and ultimately achieving sustained profitable operations. During 2021, the Company intends to raise additional capital through various series of preferred stock offerings as well as participate in a crowdfunding campaign; however, it is undetermined how much capital is expected to be raised from future financing campaigns. Management believes the Company may continue to operate in its present form as a result of such changes. However, no assurance can be given that management's actions will result in sustained profitable operations or additional capital will be available when needed or on acceptable terms. If management is not successful with its plan, it is possible this could result in the Company needing to satisfy its obligations through the liquidation of its assets at values less than currently presented.

***The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets.*** The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

**Risks Related to the Securities**

***The Securities will not be transferable until one year from the initial purchase date, with limited exceptions. Although the Securities may become transferable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.*** You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

***A majority of the Company is owned by a small number of owners.*** Prior to the Offering the Company's current owners of 20% or more beneficially own up to 71.3% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

***Your ownership of the Securities may be subject to dilution.*** Purchasers of Securities have limited anti-dilution protection for certain issuances at a price lower than the purchase price, but do not have any rights to participate in future securities offerings of the Company. If the Company conducts subsequent offerings of common or preferred stock or securities convertible into common or preferred stock, issues shares pursuant to an equity compensation plan or otherwise issues additional shares, investors who purchase Securities in this Offering will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, purchasers may experience a dilution in the value of their Securities depending on the terms and pricing of any future membership interest issuances (including the Securities being sold in this Offering) and the value of the Company's assets at the time of issuance.

***The Securities will be equity interests in the Company and will not constitute indebtedness that is to be repaid.*** The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of managers deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

***There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.*** There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

***The Company does not anticipate paying any cash dividends for the foreseeable future.*** The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its Securities.

***Any valuation at this stage is difficult to assess.*** Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The purchase price of the Securities might not reflect their actual value. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

**BUSINESS**

**Description of the Business**
Wahi Nutrition has entered the functional beverage category with the launch of *wahiwater*. With the infusion of pharmaceutical-grade plant extracts into a delicious beverage, Wahi allows consumers a cutting edge way to "drink intentionally" ™.

**Business Plan**
Wahi Nutrition has leveraged one of the top trends in food and beverage (plant-based products) by becoming one of the first companies to infuse pharmaceutical-grade plant extracts into water, which we designed to deliver four specific health functions - revive, purify, repair and drive.

Current offerings in the water category are only differentiated in a few primary marketing messages: pH, label design, charitable causes, and water source. Wahiwater innovates the product in the bottle by bringing pharmaceutical-grade plant extracts to water, for a refreshing way to hydrate before or after a workout, or throughout the day.

Investment and M&A activity in the beverage industry has grown in recent years, and is expected to continue to increase. Wahi Nutrition aims to disrupt this industry with our current offering, wahiwater, and continue to do so with the line extensions we foresee launching over the next 12 months.

Wahi launched regionally in Minneapolis-St. Paul in 2020, and WahiWater achieved distribution to multiple grocery retailers including Kowalski's, Lunds & Byerly's, and HyVee. After enhancements to the product and the label based on customer feedback, we launched nationally with Life Time Fitness in an effort to get in front of and educate early adopters. In May of 2021, we launched nationally with CVS in their HealthHUB format of stores. These stores dedicate 20% of floor space to cutting-edge nutrition and wellness products.

In April 2021, we hired a VP of sales with extensive experience taking food and beverage products national. It's our goal to bring the health benefits of plant extracts to the masses through innovative beverage, supplement, and food offerings. We believe WahiWater is a unique and innovative product launch in the beverage category.

**Litigation**
None.

**USE OF PROCEEDS**
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

*Offering Expenses*

The use of proceeds for expenses related to the Combined Offering is as follows:

- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 9.50% of the proceeds, or $47,500, towards offering expenses; and
- If the Company raises the Maximum Amount through Regulation CF, it will use 7.79% of the proceeds, or $272,500, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

| Use of Proceeds | % if Target Amount Raised | % if Closing Amount Raised | % if Maximum Amount Raised |
|---|---|---|---|
| Sales & Marketing | 45% | 45% | 65% |
| Inventory | 25% | 25% | 20% |
| General & Administrative | 20% | 20% | 10% |
| Research & Development: Line Extensions | 10% | 10% | 5% |

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions. We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

**DIRECTORS, OFFICERS, AND MANAGERS**

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years |
|---|---|---|
| Geoff Murphy | Chief Executive Officer and Director | Establish sales and marketing strategy, support fundraising efforts and head up company operations. |

| Peter Blankenship | Co-Founder, President and Director | Support Sales, marketing, product development and fundraising activities. |
|---|---|---|
| Sam Blankenship | Co-Founder, Chief Product Officer and Director | Support product development, sales and marketing efforts. |
| Jeff Smith | Director | Investor and member of Board of Directors |

## CAPITALIZATION AND OWNERSHIP

### Capitalization

The Company has issued the following outstanding Securities:

| Type of security | Amount outstanding | Voting rights | How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering | Percentage ownership of the Company by the holders of such securities prior to the Offering | Other material terms |
|---|---|---|---|---|---|
| Common Stock | 5,521,400 | Yes | N/A | 78.70% | N/A |
| Series Seed Preferred Stock | 1,494,320 | Yes | N/A | 21.30% | Participating liquidation and voting rights as set forth in the COI |
| Warrants for Common Stock | 83,498 | No, unless exercised | N/A | N/A | N/A |
| Options for Common Stock | 885,000 | No, unless exercised | N/A | N/A | N/A |
| Restricted Stock Units (RSUs) | 600,000 | No, unless shares delivered | N/A | N/A | N/A |

The Company has an additional 515,000 shares available for granting under their equity incentive plan.

The Company has the following debt outstanding:

The Company has outstanding Related Party debt. The Company owes $30,000 to a lender which is a related party of the Company. The loan bears no interest and is due in October of 2021.

The Company has outstanding debt. The Company approximately owes $70,000 to the Minnesota Department of Employment & Economic Development (DEED) for an Angel Loan Fund Program loan. This loan was granted in December of 2020 and is not due for 84 months from the granting date. The loan does not accrue any interest, but the principal sum is due payable with a 30% premium at the end of the term.

The Company has an outstanding EIDL loan advance. The Company owes approximately $4,000 for a Small Business Association EIDL loan advance. The EIDL loan is in the process of being granted and will follow the same terms as EIDL guidelines under the Small Business Association rules.

### Ownership

A majority of the company is owned by two individuals, the co-founders, Peter Blankenship and Sam Blankenship.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Number and type/class of security held | Percentage ownership |
|------|----------------------------------------|----------------------|
| Peter Blankenship | 2,524,193 Common and Series Seed Preferred Stock | 35.98% |
| Sam Blankenship | 2,475,807 Common and Series Seed Preferred Stock | 36.29% |

## FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.**

### Operations

Wahi Nutrition, Inc. ("the Company") was incorporated on May 7, 2018 under the laws of the State of Delaware, and is headquartered in Eden Prairie, Minnesota. Wahi Nutrition, Inc. (the "Company") has leveraged the number one trend in the food and beverage industry (plant-based products) by becoming the first company to infuse pharmaceutical grade plant extracts into water, which has been designed to deliver four specific health functions. The Company is based in Minneapolis, Minnesota and distributes their four flavors of Wahi Water predominantly to local, regional, and national grocery, health, and well-being retail stores.

### Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $125,000 cash on hand as of June 30, 2021, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

### Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

### Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

### Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is approximately $12,500,000 based on the fully-diluted number of shares of capital stock outstanding.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its securities (or grants options over its securities) to its founders and early employees at a very low cash price, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their securities than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your Shares than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

*Liquidation Value* - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they may need to raise funds through a securities offering in order to purchase some equipment).

*Book Value* - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

*Earnings Approach* - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

**Previous Offerings of Securities**
We have made the following issuances of securities within the last three years:

| Previous Offering | Date of Previous Offering | Offering Exemption Relied Upon | Type of Securities Offered | Amount of Securities Sold | Use of Proceeds of the Previous Offering |
|---|---|---|---|---|---|
| Founder's Common Round | June 2018 | 4(a)2 | Common Stock | 5,521,400 | Continuing working capital |
| Series Seed Preferred | Closed: June 2021 | Regulation D, 506(b) | Series Seed Preferred Stock | 1,494,320 | Continuing working capital |

**THE OFFERING AND THE SECURITIES**
The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series A Preferred Stock Investment Agreement.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000. Additionally, we have set a minimum Closing Amount of $500,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $998.73. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Major Purchasers in the Combined Offerings are those who invest more than $100,000.

**Securities Sold Pursuant to Regulation D**

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings"). The Series A Preferred Stock in the Regulation D offering converts under similar terms to the Series A Preferred Stock in this offering.

**Classes of securities of the Company**

**Common Stock**

*Dividend Rights*
Yes

*Voting Rights*
Yes

*Right to Receive Liquidation Distributions*
Yes, junior to any issued preferred stock.

*Rights and Preferences*
None

***Previously Issued Preferred Stock***

***Series Seed Preferred Stock***

*Convertible Series Seed Preferred Stock*
As of December 31, 2020 and 2019, the Company had 1,219,523 and 475,607 shares issued and outstanding of Series Seed convertible preferred stock (Series Seed), respectively. As of the date of this Offering 1,494,320 Series Seed shares are outstanding. The underlying terms and rights of each class of preferred stock are as follows:

*Conversion Rights*
Holders of Series Seed may convert to common stock at a one-for-one basis at any time. Such conversion is mandatory if a certain percentage of preferred stockholders consent to conversion or upon a qualified offering as defined. The Series Seed preferred stock's conversion price of $0.82 is subject to changes as a result of stock splits, subdivision, stock dividends or other capital reorganization as described in the Company's certificate of incorporation. In addition, the conversion price is subject to a weighted average anti dilution right; subject to certain defined carve-outs (options in the option pool carved out, among several others), if the Company issues or sells debt or equity securities at a price per share less than the then-current conversion price (down-round protection).

*Dividends*
The Series Seed will accrue and be paid a dividend in the amount of $0.82 per share when and as declared by the board of directors.

*Right to Receive Liquidation Distributions*
In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined in the Restated Certificate of Incorporation), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Series Seed Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the Original Issue Price for such share of Series Seed Preferred Stock, plus any dividends declared but unpaid thereon (the "Series Seed Preference Payment" and, together with the Series A Preference Payment below, collectively, the "Preference Payments"). If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Series Seed Preferred Stock the full amount of the Series Seed Preference Payment, the holders of shares of Series Seed Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts

that would otherwise be payable in respect of the shares of Series Seed Preferred Stock held by them upon such distribution if the Series Seed Preference Payment payable on or with respect to such shares were paid in full. After receiving the preferred stock distribution, holders of Series Seed Preferred Stock will participate with the Common Stockholders of the company, as detailed in Section 1.3 of the Restated Charter of Incorporation.

*Voting Rights*
On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of this Restated Certificate, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

### Issuable Security in the Offering

### Series A Preferred Stock

*Voting Rights*
On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of this Restated Certificate, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

*Right to Receive Liquidation Distributions*
In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Series Seed Preferred Stock or Common Stock by reason of their ownership thereof, the holders of shares of Series A Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the Original Issue Price for such share of Series A Preferred Stock, plus any dividends declared but unpaid thereon (the "Series A Preference Payment"). If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Series A Preferred Stock the full amount of the Series A Preference Payment, the holders of shares of Series A Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Series A Preferred Stock held by them upon such distribution if the Series A Preference Payment payable on or with respect to such shares were paid in full.

*Conversion Rights*
The Series A Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder. Such conversion is mandatory if a certain percentage of preferred stockholders consent to conversion or upon a qualified offering as defined. The Series A Preferred Stock conversion price of $1.38 is subject to changes as a result of stock splits, subdivision, stock dividends or other capital reorganization as described in the Company's certificate of incorporation. In addition, the conversion price is subject to a weighted average anti dilution right; subject to certain defined carve-outs (options in

the option pool carved out, among several others), if the Company issues or sells debt or equity securities at a price per share less than the then-current conversion price (down-round protection).

*Drag-Along Provision*
Holders of Series A Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and the holders of a majority of shares of capital stock as described in the certificate of incorporation, vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

**What it means to be a minority holder**
As an investor in Series A Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

**Dilution**
After the Series A Preferred Stock converts into common shares, the investor's ownership percentage in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken

18

by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

**Tax Matters**

**EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**Restrictions on Transfer**
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

**Other Material Terms**
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return.

**Related Person Transactions**
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of the foregoing persons or an entity controlled by any such person(s).

The Company has conducted the following transactions with related persons: The Company has related party debt in which the Company owes $30,000 to a lender which is a related party of the Company. The loan bears no interest and is due in October of 2021. The Company also has related party transactions in the form of consulting agreements with two related parties. During 2020 and 2019, the Company incurred expenses of approximately $81,000 and $72,000, respectively, for business management and advisory services.

**Conflicts of Interest**
Except as described immediately above, the Company has not engaged in transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

**OTHER INFORMATION**

**Bad Actor Disclosure**
None.

**SEEDINVEST INVESTMENT PROCESS**

*Making an Investment in the Company*

**How does investing work?**
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series A Preferred Stock. At that point, you will be an investor in the Company.

**SeedInvest Regulation CF rules regarding the investment process:**

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

**What will I need to complete my investment?**
To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

**What is the difference between preferred equity and a convertible note?**
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

**How much can I invest?**
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

**How can I (or the Company) cancel my investment?**
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

*After My Investment*

**What is my ongoing relationship with the Company?**

Companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
    (1)  the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
    (2)  the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
    (3)  the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
    (4)  the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
    (5)  the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

**How do I keep track of this investment?**
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to account statements, you may also receive periodic updates from the Company about its business.

**Can I get rid of my Securities after buying them?**
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Peter Blankenship

(Signature)

Peter Blankenship

(Name)

Co-Founder, President and a Director

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Peter Blankenship

(Signature)

Peter Blankenship

(Name)

Co-Founder, President and a Director

(Title)

August 30, 2021

(Date)

/s/Geoff Murphy

(Signature)

Geoff Murphy

(Name)

Chief Executive Officer and a Director

(Title)

August 30, 2021

(Date)

/s/Sam Blankeship

_____

(Signature)

Sam Blankenship

_____

(Name)

Co-Founder, Chief Product Officer and a Director

_____

(Title)

August 30, 2021

_____

(Date)

/s/Jeff Smith

_____

(Signature)

Jeff Smith

_____

(Name)

Director

_____

(Title)

August 30, 2021

_____

(Date)

*Instructions.*

1.      The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.      The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

**EXHIBIT B**

*Financials*

## Wahi Nutrition, Inc.

Eden Prairie, Minnesota

Financial Statements

December 31, 2020 and 2019



## Wahi Nutrition, Inc.
Table of Contents



BOULAY

# Independent Auditor's Report

To the Stockholders
Wahi Nutrition, Inc.
Eden Prairie, Minnesota

We have audited the accompanying financial statements of Wahi Nutrition, Inc., (the "Company") which comprise the balance sheets at December 31, 2020 and 2019, and the related statements of operations, changes in stockholders' equity (deficit) and cash flows for the years then ended, and the related notes to the financial statements.

## Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

## Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

## Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019 and the results of its operations and cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

**Boulay**  7500 Flying Cloud Drive  Suite 800  Minneapolis, MN 55344  (t) 952.893.9320  (f) 952.835.7296  BoulayGroup.com
Member of Prime Global, A Global Association of Independent Firms

# Independent Auditor's Report

**Substantial Doubt about the Company's Ability to Continue as a Going Concern**

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company incurred a net loss of $538,956 for the year ended December 31, 2020 and has cash in the bank of $117,708 on December 31, 2020. As discussed in Note 2 to the financial statements, the Company does not expect to be able to meet their obligations one year from the issuance of these financial statements. Because of matters discussed above and in Note 2, there is substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

*Boulay PLLP*

Minneapolis, Minnesota
August 3, 2021

# Wahi Nutrition, Inc.
Balance Sheets

| December 31, | | 2020 | | 2019 |
|---|---|---:|---|---:|
| **Assets** | | | | |
| Current assets | | | | |
| Cash | $ | 117,708 | $ | 95,535 |
| Accounts receivable | | 9,498 | | 50,000 |
| Inventories | | 93,758 | | 8,982 |
| Prepaid expenses | | - | | 3,000 |
| Other current assets | | 6,415 | | - |
| **Total Assets** | $ | 227,379 | $ | 157,517 |
| | | | | |
| **Liabilities and Stockholders' Equity (Deficit)** | | | | |
| Current liabilities | | | | |
| Current maturities of long-term debt | $ | 35,000 | $ | 39,550 |
| Accounts payable | | 153,969 | | 99,722 |
| Total current liabilities | | 188,969 | | 139,272 |
| Notes payable | | - | | 35,000 |
| Stockholders' equity (deficit) | | | | |
| Series seed preferred stock (Liquidation preference $944,828) | | 12 | | 5 |
| Common stock | | 55 | | 52 |
| Additional paid-in capital | | 1,184,822 | | 590,711 |
| Accumulated deficit | | (1,146,479) | | (607,523) |
| Total stockholders' equity (deficit) | | 38,410 | | (16,755) |
| **Total Liabilities and Stockholders' Equity (Deficit)** | $ | 227,379 | $ | 157,517 |

The accompanying notes are an integral part of these financial statements.

# Wahi Nutrition, Inc.
Statements of Operations

| For the Years Ended December 31, | | 2020 | | 2019 |
|---|---|---|---|---|
| Revenues, net | $ | 34,877 | $ | - |
| Cost of revenues | | 71,310 | | - |
| Gross loss | | (36,433) | | - |
| | | | | |
| Operating expenses | | | | |
| General & administrative expenses | | 412,923 | | 334,363 |
| Stock-based compensation | | 103,600 | | 141,696 |
| Total operating expenses | | 516,523 | | 476,059 |
| Operating loss | | (552,956) | | (476,059) |
| | | | | |
| Other income | | | | |
| Interest income | | - | | 739 |
| Grant income | | 14,000 | | - |
| Total other income | | 14,000 | | 739 |
| | | | | |
| Loss before income taxes | | (538,956) | | (475,320) |
| | | | | |
| Income tax benefit | | - | | - |
| **Net Loss** | $ | (538,956) | $ | (475,320) |

The accompanying notes are an integral part of these financial statements.

# Wahi Nutrition, Inc.
Statements of Changes in Stockholders' Equity (Deficit)

| | Series Seed Preferred Stock | | Common Stock | | Additional Paid-in Capital | Accumulated Deficit | Total Stockholders' Equity (Deficit) |
|---|---|---|---|---|---|---|---|
| | Shares | Par Value | Shares | Par Value | | | |
| **Balance at December 31, 2018** | 304,877 $ | 3 | 5,033,602 $ | 50 $ | 295,272 $ | (132,203) $ | 163,122 |
| Issuance of Series Seed preferred stock | 170,730 | 2 | - | - | 189,998 | - | 190,000 |
| Offering expenses for Series Seed preferred stock | - | - | - | - | (36,255) | - | (36,255) |
| Restricted common stock issuance | - | - | 169,464 | 2 | 74,564 | - | 74,566 |
| Stock-based compensation | - | - | - | - | 67,132 | - | 67,132 |
| Net loss | - | - | - | - | - | (475,320) | (475,320) |
| **Balance at December 31, 2019** | 475,607 | 5 | 5,203,066 | 52 | 590,711 | (607,523) | (16,755) |
| Issuance of Series Seed preferred stock | 743,916 | 7 | - | - | 559,993 | - | 560,000 |
| Offering expenses for Series Seed preferred stock | - | - | - | - | (69,482) | - | (69,482) |
| Restricted common stock issuance | - | - | 169,464 | 3 | 74,565 | - | 74,568 |
| Stock-based compensation | - | - | - | - | 29,035 | - | 29,035 |
| Net loss | - | - | - | - | - | (538,956) | (538,956) |
| **Balance at December 31, 2020** | 1,219,523 $ | 12 | 5,372,530 $ | 55 $ | 1,184,822 $ | (1,146,479) $ | 38,410 |

Common stock has $.00001 par value; 45,000,000 authorized shares: 5,372,530 and 5,203,066 issued and outstanding at December 31, 2020 and 2019, respectively.

Series Seed convertible preferred stock has $.00001 par value; 5,000,000 authorized shares; 1,219,523 and 475,607 issued and outstanding at December 31, 2020 and 2019, respectively.

The accompanying notes are an integral part of these financial statements.

## Wahi Nutrition, Inc.
Statements of Cash Flows

| For the Years Ended December 31, | | 2020 | | 2019 |
|---|---|---|---|---|
| **Cash Flows from Operating Activities** | | | | |
| Net loss | $ | (538,956) | $ | (475,320) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | | | |
| Stock-based compensation | | 103,603 | | 141,698 |
| Changes in operating assets and liabilities: | | | | |
| Accounts receivable | | 40,502 | | (52,950) |
| Inventories | | (84,776) | | (8,982) |
| Other current assets | | (3,415) | | - |
| Accounts payable | | 54,247 | | 43,178 |
| Accrued expenses | | - | | (12,000) |
| Net cash used in operating activities | | (428,795) | | (364,376) |
| | | | | |
| **Cash Flows from Financing Activities** | | | | |
| Proceeds from long-term debt | | - | | 74,550 |
| Payments of long-term debt | | (39,550) | | - |
| Payments for offering expenses | | (69,482) | | (36,255) |
| Issuance of Series Seed preferred stock | | 560,000 | | 190,000 |
| Net cash provided by financing activities | | 450,968 | | 228,295 |
| | | | | |
| **Net Increase (Decrease) in Cash** | | 22,173 | | (136,081) |
| **Cash - Beginning of Year** | | 95,535 | | 231,616 |
| **Cash - End of Year** | $ | 117,708 | $ | 95,535 |

The accompanying notes are an integral part of these financial statements.

## 1. Summary of Significant Accounting Policies

### Nature of Business

Wahi Nutrition, Inc. (the "Company") has leveraged the number one trend in the food and beverage industry (plant-based products) by becoming the first company to infuse pharmaceutical grade plant extracts into water, which has been designed to deliver four specific health functions. The Company is based in Minneapolis, Minnesota and distributes their four flavors of Wahi Water predominantly to local, regional, and national grocery, health, and well-being retail stores.

### Accounting Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include valuation of stock options and valuation of deferred tax assets. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

### Cash

The Company maintains its accounts primarily at one financial institution. At times throughout the year, the Company's cash balances may exceed amounts insured by the Federal Deposit Insurance Corporation.

### Accounts Receivable

Accounts receivable are recorded at their estimated net realizable value. The Company extends credit to customers in the normal course of business. Credit is extended based on an on-going evaluation of a customer's financial condition and generally requires no collateral. At December 31, 2020 and 2019, the Company did not record an allowance for doubtful accounts.

### Inventories

Inventories are recorded at the lower of cost and net realizable value. Cost is determined using the first-in, first-out (FIFO) method. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportion.

### Fair Value of Financial Instruments

The Company's accounting for fair value measurements of assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring or nonrecurring basis adheres to the Financial Accounting Standards Board (FASB) fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the Company at the measurement date.

- Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

- Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

## 1. Summary of Significant Accounting Policies (Continued)

**Fair Value of Financial Instruments (Continued)**

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The carrying values of accounts receivable, accounts payable, and other financial working capital items approximate fair value at December 31, 2020 and 2019, due to the short maturity nature of these items.

**Revenue Recognition**

On January 1, 2019, the Company adopted Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606). The Company's adoption of ASU 2014-09 did not have a material impact on the amount or timing of revenue recognized in its financial statements. See Recently Adopted Accounting Pronouncements for further details.

The Company determines revenue recognition through the following steps:

- Identification of the contract or contracts with a customer;

- Identification of the performance obligations in the contract;

- Determination of the transaction price;

- Allocation of the transaction price to the performance obligations in the contract; and

- Recognition of revenue when or as the Company satisfies the performance obligations.

The Company derives its revenues primarily from the sale of bottled water. Revenues are recognized when control of these products is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those products. Control is generally transferred when the Company has a legal right to payment and usually occurs when products are shipped. Payment for products is usually received shortly after control of the product transfers to the customer.

Any variable consideration is estimated at the most likely amount that is expected to be earned and is included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Shipping and handling costs associated with outbound freight after control over a product has transferred to a customer are accounted for as a fulfillment cost and are included in cost of goods sold.

Sales and other taxes collected from customers that are remitted to governmental authorities are excluded from revenues.

The Company has elected to expense the incremental costs incurred to obtain a contract, as the amortization period is less than a year.

## 1.   Summary of Significant Accounting Policies (Continued)

### Income Taxes - C Corp

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and the rates on the date of enactment. For years before 2018, the Company is no longer subject to U.S. federal or state income tax examination.

The Company follows accounting for income taxes relating to the recognition of income tax benefits and liabilities. The guidance provides a two-step approach to recognizing and measuring tax benefits and liabilities when realization of the tax position is uncertain. The first step is to determine whether the tax positions meet the more-likely-than-not condition for recognition and the second step is to determine the amount to be recognized based on the cumulative probability that exceeds 50%. Changes in recognition and measurement are reflected in the period in which the change of judgment occurs.

The Company's policy is to recognize interest and penalties related to uncertain tax benefits in income tax expense. The Company has no significant accrued interest or penalties related to uncertain tax positions as of December 31, 2020, and such uncertain tax positions as of each date are insignificant.

The Company does not anticipate that the total unrecognized tax benefits will significantly change prior to December 31, 2021.

### Stock-Based Compensation

The Company uses the straight-line method to recognize compensation expense based on the fair value on the grant date over the requisite service period related to each award. The fair value of stock options and warrants are estimated using the Black-Scholes option pricing model, which incorporates certain assumptions, such as risk-free interest rate, expected volatility, expected dividend yield, and expected life of stock options.

### Recently Issued Accounting Pronouncements

In February 2016 and related amendments, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-02, *Leases (Topic 842),* which provides guidance for accounting for leases. The new guidance requires companies to recognize the assets and liabilities for the rights and obligations created by leased assets, initially measured at the present value of the lease payments. The accounting guidance for lessors is largely unchanged. The ASU is effective for annual and interim periods beginning after December 15, 2021, with early adoption permitted. It is to be adopted using a modified retrospective approach. The Company is currently evaluating the impact that the adoption of this guidance will have on its financial statements.

### Recently Adopted Accounting Pronouncements

In June 2018, the FASB issued ASU No. 2018-17, *Improvements to Non-employee Share-Based Payment Accounting*, which expands the scope of share-based compensation, to include share-based payment transactions for acquiring goods and services from non-employees. The guidance is substantially the same as current guidance for employee awards. The Company adopted this standard as of January 1, 2020, using the modified retrospective approach. The adoption of this guidance had no material effect, upon adoption, as the Company had no unvested share-based awards to non-employees outstanding on January 1, 2020.

### Risks and Uncertainties

The Company is subject to risks common to companies in the development stage including, but not limited to, the need for additional financing to achieve its goals, uncertainty of success of products, and significant competition. The COVID-19 pandemic has also posed risks to the Company. Based on cash on hand of approximately $118,000 at December 31, 2020, uncertainty of additional financing, and the effects of the above, the Company does not expect to meet all of their obligations for at least a year from the issuance date of these financial statements.

## 1.  Summary of Significant Accounting Policies (Continued)

**Subsequent Events**

The Company has evaluated subsequent events through August 3, 2021, the date which the financial statements were available to be issued.

## 2.  Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern which contemplates continuation of operations, realization of assets, and payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, the Company has incurred net losses of $538,956 and $475,320 for the years ended December 31, 2020 and 2019, respectively. As of December 31, 2020, the Company had stockholder's equity of $38,410. The Company's ability to continue as a going concern is dependent on meeting its obligations as they become due from cash generated from operations and/or through raising capital and ultimately achieving sustained profitable operations. At December 31, 2020, the Company has cash on hand of $117,708.

During 2021, the Company intends to raise additional capital through various series seed preferred stock offerings as well as participate in a crowdfunding campaign. In 2021, the Company has received $105,000 from additional series seed offerings; however, this additional cash would not alleviate the Company's ability to continue as a going concern one year from the date of these financial statements, as in 2020 the Company had operating expenses for $429,219. Additionally, it is undetermined how much capital is expected to be raised from the crowdfunding campaign. Management believes the Company may continue to operate in its present form as a result of such changes. However, no assurance can be given that management's actions will result in sustained profitable operations or additional capital will be available when needed or on acceptable terms. If management is not successful with its plan, it is possible this could result in the Company needing to satisfy its obligations through the liquidation of its assets at values less than currently presented.

Because it is unknown whether the Company will be successful in accomplishing these objectives, there is substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

## 3.  Accounts Receivable

Accounts receivable consist of the following at December 31:

|  | 2020 | 2019 |
|---|---|---|
| Trade accounts receivable | $   9,498 | $   - |
| Subscription receivable | - | 50,000 |
| **Totals** | $   9,498 | $   50,000 |

## 4.  Inventories

Inventories consist of the following at December 31:

|  | 2020 | 2019 |
|---|---|---|
| Raw materials | $   32,804 | $   5,106 |
| Finished goods | 60,954 | 3,876 |
| **Totals** | $   93,758 | $   8,982 |

## 5. Long-Term Debt

Long-term debt consists of the following at December 31:

|  | | **2020** | | **2019** |
| --- | --- | --- | --- | --- |
| Note payable to individual due on maturity date of October 22, 2021 | $ | 30,000 | $ | 30,000 |
| Note payable to individual due on maturity date of October 22, 2019 | | - | | 30,000 |
| Loan fees | | 5,000 | | 14,550 |
| Total long-term debt | | 35,000 | | 74,550 |
| Less amounts due in one year | | 35,000 | | 39,550 |
| **Net long-term debt** | $ | - | $ | 35,000 |

In lieu of interest on the Company's notes payable, loan fees were assessed for each note and will be paid in conjunction with the final payment.

Scheduled maturities of long-term debt, including loan fees, are as follows at December 31, 2020:

| | | |
| --- | --- | --- |
| 2021 | $ | 35,000 |
| **Total** | $ | 35,000 |

## 6. Transactions with Related Parties

The Company has consulting agreements with two related parties. During 2020 and 2019, the Company incurred expenses of approximately $81,000 and $72,000, respectively, for business management and advisory services.

## 7. Stockholders' Equity

**Convertible Series Seed Preferred Stock**

As of December 31, 2020 and 2019, the Company had 1,219,523 and 475,607 shares issued and outstanding of Series Seed convertible preferred stock (Series Seed), respectively. The underlying terms and rights of each class of preferred stock are as follows:

**Conversion Rights**

Series Seed may convert to common stock at a one-for-one basis if over 50% of Series Seed holders consent to conversion or upon a qualified offering as defined. The Series Seed preferred stock's conversion price of $0.82 is subject to changes as a result of stock splits, subdivision, stock dividends or other capital reorganization as described in the Company's articles of incorporation. In addition, the conversion price is subject to a weighted average antidilution right; subject to certain defined carve-outs (options in the option pool carved out), if the Company issues or sells debt or equity securities at a price per share less than the then-current conversion price (down-round protection).

**Dividends**

The Series Seed will not accrue or be paid any dividends.

## 7. Stockholders' Equity (Continued)

**Liquidation Preferences**

Upon the liquidation of the Company, which includes the winding down, sale, technology licensing transaction, or merger of the Company, the Series Seed preferred shareholders shall be entitled to receive an amount equal to the original purchase price. After the holders of classes of preferred stock have received their full preferential amount, any remaining amount will be distributed ratably among the holders of common stock and Series Seed as converted to common stock.

**Redemption Rights**

The Series Seed does not contain any redemption rights.

**Voting Rights**

Series Seed preferred shareholders have the same voting rights as common shareholders. Preferred shareholders have one vote for each share of common shares into which such holder's shares of preferred shares are convertible, as determined by the then-current conversion price.

## 8. Stock-Based Compensation

In 2018, the Company adopted the Wahi Nutrition, Inc. Stock Amended and Restated 2018 Stock Option and Compensation Plan (the "Plan"). Under the Plan, an aggregate of 650,000 shares of the Company's common stock were reserved for issuance. The Plan permits the Company to grant incentive and nonqualified stock options to employees, consultants and others. The board of directors determines the exercise price of all options, but the exercise price of incentive options shall not be less than the fair market value of the common stock at the date of grant. The exercise price of incentive stock options shall not be less than 110% of the fair market value of the common stock at the date of the grant and nonqualified stock options shall not be less than 100% of the fair market value of the common stock at the date of grant. The maximum term of the options is 10 years, and the options vest to the optionee upon attaining various milestones and service requirements.

The Company uses the Black-Scholes valuation model for estimating fair value of option grants. Option valuation models, including Black-Scholes, require the input of highly subjective assumptions. Changes in assumptions used can materially affect the grant date fair value of an award. There were no stock options granted in 2020. The following weighted-average assumptions were used as of 2019, the year the options were granted: (1) risk-free interest rate equal to the 10-year Treasury yield published by the Federal Reserve Board as of the grant date of 3.06%; (2) no dividend yield; (3) expected lives equal to the midpoint of the option life and the vesting period; and (4) volatility of 50% for the year ended December 31, 2019, based on Company estimates and published volatility rates of publicly reporting peer companies. Stock-based compensation was approximately $25,000 and $42,000 for the years ended December 31, 2020 and 2019, respectively. Unrecognized stock-based compensation expense as of December 31, 2020 was approximately $55,000 and will be recognized over the next three years.

## 8. Stock-Based Compensation (Continued)

The following table summarizes the activity for all stock options outstanding at December 31:

|  | Number of Shares | Weighted Average Exercise Price | Weighted Average Remaining Contractual Term (in Years) |
|---|---|---|---|
| **Balance at January 1, 2019** | 300,000 $ | 1.25 | 7.39 |
| Granted | 50,000 | 0.82 | - |
| Exercised | - | - | - |
| Expired | - | - | - |
| Forfeited | - | - | - |
| **Balance at December 31, 2019** | 350,000 | 1.04 | 6.75 |
| Granted | - | - | - |
| Exercised | - | - | - |
| Expired | - | - | - |
| Forfeited | - | - | - |
| **Balance at December 31, 2020** | 350,000 $ | 1.04 | 5.75 |

The following table summarizes additional information about stock options outstanding and exercisable at December 31, 2020:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Exercise Price | Options Outstanding | Weighted Average Remaining Contractual Life | Weighted Average Exercise Price | Shares Exercisable | Weighted Average Exercise Price |
| $ 1.25 | 300,000 | 5.00 | $ 1.25 | 170,000 $ | 1.25 |
| $ 0.82 | 50,000 | 8.00 | $ 0.82 | 50,000 $ | 0.82 |

**Restricted Stock**

During 2018, the Company issued 247,400 restricted common shares to a shareholder in accordance with the Plan provisions. Beginning on December 1, 2018, 7,650 shares vest and continue to vest on the first day of each month thereafter until the third anniversary of the grant date. As of December 31, 2020, 191,250 of the restricted common shares were fully vested. Expense of approximately $40,000 was incurred for 2020 and 2019

During 2018, the Company issued 246,000 restricted common shares to a shareholder in accordance with the Plan provisions. Of those shares granted, 13,008 shares vest on the grant date and continue to vest ratably by month over the next three years. As of December 31, 2020, 181,280 of the restricted common shares were fully vested. Expense of approximately $34,000 was incurred for 2020 and 2019.

## 8. Stock-Based Compensation (Continued)
**Warrants**

During 2019, the Company issued 10 year warrants to a consultant. The warrants allow the holder to purchase up to 47,498 shares of common stock at $0.82 per share. The warrants were immediately exerciseable and expire on Ocotber 14, 2029. The warrants are equity classified and the $23,691 fair value of the warrants is reflected as additional paid-in capital and compensation expense for the year ended December 31, 2019.

During 2020, the Company issued a 5-year warrant to a consultant. The warrant allows the holder to purchase up to 36,000 shares of common stock at $0.82 per share. The warrants become exerciable over a three year period from the grant date and expire on February 12, 2025. The warrants are equity classified. Compensation expense of $3,751 was recognized for the year ending December 31, 2020. Unrecognized stock-based compensation expense for the unvested warrants is approximately $9,000 and is expected to be recognized over the next two years.

The Company's assumptions for the Black-Scholes valuation model were: (1) risk-free interest rate equal to the 5-year Treasury yield published by the Federal Reserve Board as of the grant date of 1.45%; (2) no dividend yield; (3) expected lives equal to the midpoint of the option life and the vesting period; and (4) volatility of 50% for the year ended December 31, 2020, based on the Company's estimates and published volatility rates of publicly reporting peer companies.

## 9. Income Taxes

No income tax benefit was recorded for the years ended December 31, 2020 and 2019, due to net losses and recognition of a valuation allowance.

The following presents the reconciliation of the income tax benefit components using the federal statutory rate of 21% for the year ended December 31:

|  | 2020 | 2019 |
|---|---|---|
| Expected federal tax benefit | $ (113,000) | $ (100,000) |
| Expected state tax benefit, net of federal benefit | (42,000) | (37,000) |
| Nondeductible expenses | 22,000 | 22,000 |
| Nontaxable income | (1,000) | - |
| Change in valuation allowance | 134,000 | 115,000 |
| **Income tax benefit** | $ - | $ - |

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at December 31, 2020 and 2019 are presented below:

|  | 2020 | 2019 |
|---|---|---|
| Amortization | $ 5,000 | $ 5,000 |
| Stock-based compensation | 35,000 | 27,000 |
| Net operating loss | 244,000 | 118,000 |
| Deferred tax assets | 284,000 | 150,000 |
| Valuation allowance | (284,000) | (150,000) |
| **Net deferred tax assets** | $ - | $ - |

## 9. Income Taxes (Continued)

Based on the uncertainty of future taxable income related to the operating losses incurred, the Company determined that it is more likely than not that it would not realize the tax of its net deferred tax assets. As a result, the Company recorded a full valuation allowance of $284,000 and $150,000 on its net deferred tax assets as of December 31, 2020 and 2019, respectively.

**EXHIBIT C**
*PDF of SI Website*


drink intentionally

Beverage | Consumer Packaged Goods | Personal Health | Minneapolis

Website: http://www.wahiwater.com

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# Wahi Nutrition

Plant-based, functional beverage retailing nationally

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| $999 | $12,500,000 | Preferred Equity |
|---|---|---|
| Minimum | Pre-Money valuation | Security Type |

INVEST IN WAHI NUTRITION

**Purchased securities are not listed on any exchange.** A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

Wahi Nutrition is offering securities under both Regulation CF and Regulation D through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation CF and Regulation D involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.


Highlights
Overview
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## Company Highlights

- Grew retail footprint by an estimated 14x from April 2020 to April 2021
- Launched nationally in CVS HealthHUBs and Life Time Fitness locations in 2021
- Raised over $1.2M from key investors, including Pro Football Hall of Famer Randy Moss as the first
- Founders have prior exit success with medical device start-up Streamline. Leadership has over 70 combined years of CPG experience and CEO's prior product launch won the "International Innovation Contest" by News Foods Magazine in 2009
- Three granted trademarks and a proprietary manufacturing process

## Fundraise Highlights

- Total Round Size: US $3,500,000
- Raise Description: Series A
- Minimum Investment: US $999 per investor
- Security Type: Preferred Equity
- Pre-Money valuation : US $12,500,000
- Target Minimum Raise Amount: US $500,000
- Offering Type: Side by Side Offering

### Tiered Pricing

- Purchase Price: US $1.10 before Sep 18, 2021
- Pricing Discount: **19.7% discount** before Sep 18, 2021
- Pricing Schedule: See Full Schedule

## Wahi Nutrition has entered the functional beverage category with the launch of wahiwater. With the infusion of pharmaceutical-grade plant extracts into our beverage, wahiwater allows consumers to "drink intentionally"(TM).

Wahi Nutrition has leveraged one of the top trends in food and beverage (plant-based products) by becoming one of the first companies to infuse pharmaceutical-grade plant extracts into water, which we designed to deliver specific health functions based on the blend of infused extracts.

Current offerings in the water category are only differentiated in a few primary marketing messages: pH, label design, charitable causes, and water source. Wahiwater innovates the product in the bottle by bringing pharmaceutical-grade plant extracts to water, for a refreshing way to hydrate before/after a workout or throughout the day. Wahiwater currently offers four beverages, each with distinct targeted health functions.

Investment and M&A activity in the beverage space has grown in recent years and is expected to continue to increase. Wahi Nutrition aims to disrupt this space with our current offering, wahiwater, and continue to do so with the line extensions we foresee launching over the next 12 months.

Wahi launched regionally in Minneapolis-St. Paul in 2020, and wahiwater achieved distribution to multiple grocery retailers including Kowalski's, Lunds & Byerly's, and HyVee. After enhancements to the product and the label based on customer feedback, we launched nationally with Life Time Fitness in an effort to get in front of and educate early adopters. In May of 2021, we launched nationally with CVS in their HealthHUB format of stores. These stores dedicate 20% of floor space to cutting-edge nutrition and wellness products.

In April 2021, we hired a VP of sales with extensive experience taking food and beverage products national. It's our goal to bring the health benefits of plant extracts to the masses through innovative beverage, supplement, and food offerings. We believe wahiwater is a unique and innovative product launch in the beverage category.

Pitch Deck



DOWNLOAD

Gallery





Wahi at Life Time Fitness.

## The Team

### Founders and Officers



**Geoff Murphy**
CHIEF EXECUTIVE OFFICER

Geoff has over 30 years of experience in the food and beverage space. Geoff has a degree in food science and spent 13 years with General Mills, with responsibilities in Quality Control, R&D, and contract operations. His experience included work throughout North America, Europe, and Asia.

Geoff then spent 17 years as CEO of Old Home Foods, an iconic food and beverage company in the upper Midwest that started in 1925. In this role, he accumulated extensive experience developing and launching food and beverage products both regionally and nationally.

Geoff has been an entrepreneur his whole life and has owned companies in spaces like restaurant, brewery, and commercial electrical contracting. Geoff lives in Minnesota with his wife and three children.



**Peter Blankenship**
PRESIDENT

Peter, with his brother, Sam, co-founded medical device company Streamline, Inc. in 2007. Streamline was later acquired by a public company in 2015, with an estimated 4 times return to investors.

Peter is now the President of Wahi Nutrition and is responsible for ongoing product development, retail support and capital raises.



**Sam Blankenship**
CHIEF PRODUCT OFFICER

Sam, with his brother, Peter, co-founded medical device company Streamline, Inc. in 2007, which was later acquired by a public company in 2015.

Sam's vision of conveniently bringing the healthiest plant extracts to consumer diets led to the creation of Wahi Nutrition and wahiwater, and the development of future product extensions. Sam is responsible for the continued development and expansion of the current product line and future product line extensions.

## Key Team Members

 **Mark Payne**
Chief Financial Officer

 **Steve Ratliff**
VP of Sales

 **Jamie Wilson**
Marketing and Social Engagement

## Notable Advisors & Investors

 **Jeff Smith**
Investor, Board of Directors

 **Randy Moss**
Investor, NFL Hall of Fame

# Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. Investments made through the SeedInvest platform are offered via Regulation CF and subject to investment limitations further described in the Form C and/or subscription documents. Investments made outside of the SeedInvest platform are offered via Regulation D and requires one to be a verified accredited investor in order to be eligible to invest.

### Fundraising Description

| | |
|---|---|
| Round type: | Series A |
| Round size: | US $3,500,000 |
| Minimum investment: | US $999 |
| Target Minimum: | US $500,000 |

### Key Terms

| | |
|---|---|
| Security Type: | Tiered Preferred Equity (SWIFT) |
| Purchase Price: | US $1.10 no later than Sep 17, 2021 (19.7% discount) |
| | US $1.24 no later than Oct 1, 2021 (9.5% discount) |
| Pre-Money valuation: | US $12,500,000 |
| Option pool: | 4.38% |
| Is participating?: | False |
| Liquidation preference: | 1.0x |

### Additional Terms

| | |
|---|---|
| Custody of shares: | Investors who invest less than $100,000 will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information. |
| Closing conditions: | While Wahi Nutrition has set an overall target minimum of US $500,000 for the round, Wahi Nutrition must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments made via Regulation CF. For further information please refer to Wahi Nutrition's Form C. |
| Transfer restrictions: | Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available. |

## Use of Proceeds



| If Minimum Amount Is Raised | If Maximum Amount Is Raised |
|---|---|
| ● Sales & Marketing  ● Inventory  ● G&A  ● R&D (Line Extensions) | ● Sales & Marketing  ● Inventory  ● G&A  ● R&D (Line Extensions) |

## Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Wahi Nutrition's prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

### Seed

| | |
|---|---|
| Round Size | US $1,225,000 |
| Closed Date | Jun 30, 2021 |
| Security Type | Preferred Equity |
| Pre-Money valuation | US $4,500,000 |

## Market Landscape

We believe wahiwater is at the intersection of two growing markets: bottled water & functional beverages.

In 2019, bottled water ranked as the largest beverage category by volume in the US for the fourth consecutive year; and bottled water has a 25% market share of the beverage category. Bottled water has grown at 5.7% per year while other categories, such as carbonated soft drinks, have declined. The functional beverage category is on track to reach $46 billion by 2023, up from $39 billion in 2018.

Wahiwater is filling the white space between the bottled water and functional beverage category as one of the first companies infusing functional plant-based extracts into water. Today, plant-based products are the number one trend in food and beverage. The plant-based food category is growing by 29% year-over-year and beverage is following, as companies look for innovative ways to introduce plants into beverages.

Based on 2019 bottled water sales in the US, Wahi Nutrition could project reaching $100 million in annual revenue by capturing less than one-third of 1% of the category. Wahi Nutrition is projected to reach a retail pipeline that achieves $25 million in revenue by the end of 2023. (Please see financial projections in the Data Room for more detail.)

Players in the water and functional beverage market have been experiencing success and higher valuations. Brands like Essentia and Life Water have achieved over $150M in annual sales. Acquisitions like that of Core Hydration by Keurig Dr. Pepper ($525 million, 5.6x revenue) and valuations like Super Coffee ($400 million, 7.3x gross revenue) show that the market is active and growing. Beyond the big three beverage producers (Coke, Pepsi, Keurig Dr. Pepper) the industry has many smaller cap and private equity companies looking to expand their offerings in the consumer packaged goods (CPG) space.

# Risks and Disclosures

**The development and commercialization of the Company's products and services are highly competitive.** It faces competition with respect to any products that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The personal care market is an emerging industry where new competitors are entering the market frequently. The beverage market is also competitive and subject to numerous competitors. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing products and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

**Product safety and quality concerns, including concerns related to perceived quality of ingredients, or product recalls could negatively affect the Company's business.** The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are, or become, contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate, and concerns about perceived negative safety and quality consequences of certain ingredients in its products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

**The Company operates in a business that is highly regulated and subject to liability concerns.** Compliance with regulatory requirements and changes in regulations could result in expenses and in diversion of management attention to the operations of the business. As a food production company, all of the Company's products must be compliant with regulations by the Food and Drug Administration (FDA). The Company must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing, and appropriate labeling of the products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that the Company's products could become non-compliant with the FDA's regulations and any such non-compliance could harm the business.

**A product recall or an adverse result in litigation could have an adverse effect on the Company's business.** The adverse effect depends on the costs of the recall, the destruction of product inventory, competitive reaction, and consumer attitudes. Even if a product liability claim is unsuccessful or without merit, the negative publicity surrounding such assertions could adversely affect their reputation and brand image. The Company also could be adversely affected if consumers in their principal markets lose confidence in the safety and quality of their products.

**Maintaining, extending, and expanding the Company's reputation and brand image are essential to the Company's business success.** The Company seeks to maintain, extend, and expand their brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention to marketing could adversely affect the Company's brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on the Company's advertising, consumer promotions and marketing, or their response to those restrictions, could limit their efforts to maintain, extend and expand their brands. Moreover, adverse publicity about regulatory or legal action against the Company could damage the Company's reputation and brand image, undermine their customers' confidence and reduce long-term demand for their products, even if the regulatory or legal action is unfounded or not material to their operations.

**In addition, the Company's success in maintaining, extending, and expanding the Company's brand image depends on their ability to adapt to a rapidly changing media environment.** The Company increasingly relies on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about the Company, their brands or their products on social or digital media, whether or not valid, could seriously damage their brand and reputation. If the Company does not establish, maintain, extend and expand their brand image, then their product sales, financial condition and results of operations could be adversely affected.

**The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies.** It may prove difficult for the Company to significantly increase the number of customers that it serves or to establish itself as a well-known brand. Additionally, the personal care and beverage markets may be markets in which customers will not have brand loyalty.

**Failure by the Company's transportation providers to deliver their products on time or at all could result in lost sales.** The Company currently relies upon third-party transportation providers for a significant portion of their product shipments. The Company utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase their shipping costs, employee strikes, and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet their shipping needs. The Company may, from time to time, change third-party transportation providers, and the Company could therefore face logistical difficulties that could adversely affect deliveries. The Company may not be able to obtain terms as favorable as those they receive from the third-party transportation providers that they currently use or may incur additional costs, which in turn would increase their costs and thereby adversely affect their operating results.

**The Company's expenses will significantly increase as they seek to execute their current business model.** Although the Company estimates that it has enough cash and inventory runway for 2-3 months, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

**The Company's cash position is relatively weak.** The Company currently has approximately $125,000 in cash as of June 30, 2021, equating to 2-3 month(s) of runway. The Company believes that it is able to continue extracting cash from sales of inventory and income from accounts receivable to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

**The Company projects aggressive growth and meeting these projections are subject to numerous risks, many of which are outside of the Company's control.** If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Investors should not rely on the Company's financial projections in making an investment decision.

**The Company's existing investors have not waived their pre-emptive rights and currently plan on exercising those rights.** The pre-emptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

**The Company has participated in Related Party Transactions.** The Company has related party debt in which the Company owes $30,000 to a lender which is a related party of the Company. The loan bears no interest and is due in October of 2021. The Company also has related party transactions in the form of consulting agreements with two related parties. During 2020 and 2019, the Company incurred expenses of approximately $81,000 and $72,000, respectively, for business management and advisory services provided by related parties.

**The Company has outstanding debt.** The Company owes approximately $70,000 to the Minnesota Department of Employment & Economic Development (DEED) for an Angel Loan Fund Program loan. This loan was granted in December of 2020 and is not due for 84 months from the granting date. The loan does not accrue any interest, but the principal amount is payable with a 30% premium at the end of the term.

**The Company has an outstanding EIDL loan advance.** The Company owes approximately $4,000 for a Small Business Association EIDL loan advance. The EIDL loan is in the process of being granted and will follow the same terms as EIDL guidelines under the Small Business Association rules.

**The auditing CPA has included a "going concern" note in the Audited Financials.** The accompanying financial statements have been prepared assuming that the Company will continue as a going concern which contemplates continuation of operations, realization of assets, and payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, the Company has incurred certain net losses since inception. The Company's ability to continue as a going concern is dependent on meeting its obligations as they become due from cash generated from operations and/or through raising capital and ultimately achieving sustained profitable operations. During 2021, the Company intends to raise additional capital through various series of preferred stock offerings as well as participate in a crowdfunding campaign; however, it is undetermined how much capital is expected to be raised from future financing campaigns. Management believes the Company may continue to operate in its present form as a result of such changes. However, no assurance can be given that management's actions will result in sustained profitable operations or additional capital will be available when needed or on acceptable terms. If management is not successful with its plan, it is possible this could result in the Company needing to satisfy its obligations through the liquidation of its assets at values less than currently presented.

**The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets.** The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

## General Risks and Disclosures

**Start-up investing is risky.** Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

**Your shares are not easily transferable.** You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for theseshares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

**The Company may not pay dividends for the foreseeable future.** Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

**Valuation and capitalization.** Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

**You may only receive limited disclosure.** While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events \u2014 through continuing disclosure that you can use to evaluate the status of your investment.

**Investment in personnel.** An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

**Possibility of fraud.** In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

**Lack of professional guidance.** Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.



## Wahi Nutrition's Form C

The Form C is a document the company must file with the Securities and Exchange Commission, which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Download Wahi Nutrition's Form C

## Data Room

| NAME | LAST MODIFIED | TYPE |
|------|---------------|------|
| ⟩ ☐ Financials (3 files) | Apr 12, 2021 | Folder |
| ⟩ ☐ Fundraising Round (1 file) | Apr 12, 2021 | Folder |
| ⟩ ☐ Investor Agreements (1 file) | Apr 12, 2021 | Folder |
| ⟩ ☐ Miscellaneous (4 files) | Apr 12, 2021 | Folder |

## Join the Conversation

Be the first to post a comment or question about Wahi Nutrition.

For compliance purposes, founders conducting Reg CF offerings are prohibited from posting contact information on their Discussion Boards. Posts including e-mail addresses or phone numbers will be removed immediately. If you would like to connect with an investor directly please notify your dedicated campaign manager on SeedInvest's Venture Growth team.

Say something here...

## Frequently Asked Questions

### About Side by Side Offerings

**What is Side by Side?**

A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

**What is a Form C?**

The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

**What is Rule 506(c) under Regulation D?**

Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

**What is Reg CF?**

Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $5 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

## Making an Investment in Wahi Nutrition

### How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Wahi Nutrition. Once Wahi Nutrition accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Wahi Nutrition in exchange for your securities. At that point, you will be a proud owner in Wahi Nutrition.

### What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Your accredited investor status
5. Social Security Number or passport
6. ABA bank routing number and checking account number (typically found on a personal check or bank statement) or debit card information, unless paying via a Wire transfer.

### How much can I invest?

Non-accredited investors are limited in the amount that he or she may invest in a Reg CF offering during any rolling 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000.

Separately, Wahi Nutrition has set a minimum investment amount of US $999.

Accredited investors do not have any investment limits.

## After My Investment

### What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

### How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Wahi Nutrition does not plan to list these securities on a national exchange or another secondary market. At some point Wahi Nutrition may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Wahi Nutrition either lists their securities on an exchange, is acquired, or goes bankrupt.

### How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

## Other General Questions

### What is this page about?

This is Wahi Nutrition's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Wahi Nutrition's Form C. The Form C includes important details about Wahi Nutrition's fundraise that you should review before investing.

### How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours prior to the offering end date or an earlier date set by the company. You will be sent a notification at least five business days prior to a closing that is set to occur earlier than the original stated end date giving you an opportunity to cancel your investment if you have not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

### What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

**EXHIBIT D**
*Investor Deck*


DRINK INTENTIONALLY
wâhiwater®
PLANT POWERED
[ plant-based functional beverages ]

This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy or completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

DRINK INTENTIONALLY
DRINK INTENTIONALLY. Supplementing our diets is nothing new.
WÂHIWATER just makes it easier. Pure and simple.
wâhiwater



WE AIM TO DISRUPT THE **HEALTH WATER MARKET** BY BRINGING NOURISHING PLANT-BASED INGREDIENTS TO WATER

RANDY MOSS | *Early investor | Football Hall of Famer*

# THE **NUMBER ONE TREND** IN FOOD AND BEVERAGE IS **PLANT-BASED PRODUCTS**

We aim to disrupt the Functional Water Market by blending Powerful Plant Extracts into a line of beverages designed to support four functions.

## purify
Anti-toxin and digestion support

## revive
Anti-inflammation and Revitalization

## drive
Exercise support and recovery

## repair
Supports collagen production, hair, skin and nails



wāhiwater



the **marketplace**

wāhiwater

# DIFFERENTIATION IN THE CURRENT BOTTLED WATER CATEGORY IS LIMITED.

**DIFFERENTIATOR**

| pH | DESIGN | CAUSE | PROCESS | SOURCE |
|---|---|---|---|---|

+essentia — hydration perfected™

LIFE WTR

ethos. WATER

GLACEAU smartwater

FIJI — NATURAL ARTESIAN WATER

IN THE END...
THIS IS ALL JUST
WATER IN A
BOTTLE


wāhiwater

# CURRENT FUNCTIONAL BEVERAGES ARE LOADED WITH CALORIES AND LENGTHY INGREDIENT LISTS.



INTENSE VANILLA
PRO SERIES
MUSCLE MILK
40g PROTEIN
NON DAIRY PROTEIN SHAKE
200 CALORIES
14 FL OZ (414 mL)

MEAL REPLACEMENT

GTS
SYNERGY
organic kombucha
WATERMELON WONDER
ENLIGHTENED

SIPPED OVER TIME











ZERO SUGAR
MONSTER
ENERGY
ULTRA PARADISE

ARTIFICIAL INGREDIENTS

SUPERIOR
SWITCHEL
ORANGE MAPLE SPLASH

BAD TASTE

wâhiwater

# WÂHIWATER'S DIFFERENTIATION

WÂHIWATER bridges the gap by blending powerful pharmaceutical grade plant extracts with purified water without the calories or lengthy ingredient lists thereby **defining the Functional Water Category**.


essentia
LIFE WTR
ethos. WATER
smartwater
FIJI

BOTTLED WATER


wâhiwater
PLANT POWERED
purify
dandelion nettle
ANTI-TOXIN & DIGESTION SUPPORT
16.9 FL OZ (500mL)


MUSCLE MILK
SYNERGY
organic kombucha
WATERMELON WONDER
MONSTER
ENERGY
ULTRA PARADISE
SUPERIOR
SWITCHEL

FUNCTIONAL BEVERAGES

wâhiwater

# Our products



wāhiwater


wâhiwater
PLANT POWERED
purify
dandelion
nettle
ANTI-TOXIN & DIGESTION SUPPORT
wâhiwater
PLANT POWERED
revive
ginger
green tea
milk thistle
REVITALIZATION & ANTI-INFLAMMATION
wâhiwater
PLANT POWERED
drive
ashwagandha
eleuthero
EXERCISE SUPPORT & RECOVERY
wâhiwater
PLANT POWERED
repair
pine bark
biotin
zinc
vitamins A & C
SUPPORTS COLLAGEN PRODUCTION
HAIR, SKIN & NAILS
TARGETED HEALTH FUNCTIONS


wâhiwater
PLANT POWERED
purify
dandelion nettle
ANTI-TOXIN & DIGESTION SUPPORT
16.9 FL OZ (500mL)

MAKING WATER HEALTHIER

# purify

## ANTI-TOXIN & DIGESTION SUPPORT

**DANDELION + NETTLE + ELECTROLYTES**

Purify your system with a blend of all-natural ingredients that can help flush toxins, aid digestion, destroy acid and nourish the liver.

CONSUMER MSRP
**$2.99** PER 16.9oz UNIT

COST OF GOODS
**$0.64** [PALLETIZED]

| | |
|---|---|
| Distributor Margin | 12-18% |
| Retail Margin | 40% |
| **Product Margin** | **64%** |


wâhiwater
PLANT POWERED
revive
ginger
green tea
milk thistle

MAKING WATER HEALTHIER

# revive

## REVITALIZATION & ANTI-INFLAMMATION

**GINGER + GREEN TEA + MILK THISTLE + ELECTROLYTES**

Revive your system with this blend of all-natural ingredients packed with antioxidants and anti-inflammatory agents that protect from free radicals.

CONSUMER MSRP
**$2.99** PER 16.9oz UNIT

COST OF GOODS
**$0.64** [PALLETIZED]

| | |
|---|---|
| Distributor Margin | 12-18% |
| Retail Margin | 40% |
| **Product Margin** | **64%** |


wâhiwater
PLANT POWERED
drive
ashwagandha
eleuthero
EXERCISE SUPPORT & RECOVERY

MAKING WATER HEALTHIER

# drive

## EXERCISE SUPPORT & RECOVERY

**ASHWAGANDHA + ELEUTHERO + ELECTROLYTES**

Maximize your drive with the stamina and hydration to take your performance to the next level.

CONSUMER MSRP
**$2.99** PER 16.9oz UNIT

COST OF GOODS
**$0.64** [PALLETIZED]

Distributor Margin — 12-18%
Retail Margin — 40%
**Product Margin — 64%**



MAKING WATER HEALTHIER

# repair

**SUPPORTS COLLAGEN PRODUCTION, HAIR, SKIN & NAILS**

ZINC + PINE BARK + BIOTIN
+ VITAMINS A & C
+ ELECTROLYTES

A blend of all-natural ingredients targeted at maintaining youthfulness.

CONSUMER MSRP
**$2.99** PER 16.9oz UNIT

COST OF GOODS
**$0.64** [PALLETIZED]

Distributor Margin ——— 12-18%

Retail Margin ——— 40%

**Product Margin ——— 64%**

# ANNUAL PER STORE REVENUE



$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
$800
$1,250
$2,800


**2020 LAUNCH ESTIMATE** ①

**Launch goal** based on a turn of 2 units per week per SKU.

**2020 ACTUAL** ②

**Actual turn** is **50% higher** averaging turn of 3 units per week per SKU. Since launch, COVID has limited in-store promotion and prevented sampling.

**2021 PROJECTED** ③

**Projecting an increase** in turn to 7 units per week per SKU through:

- Opening of **in-store sampling** combined with **promotional strategy**
- **Health clubs** - early adopters, marketing, driving membership to other retail
- **Online ads** driving retail traffic
- **Sponsorship** opportunities

wâhiwater

All numbers are based on just the core four drinks in market.

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy or completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assuptions underlying these projections.

# CURRENT RETAIL PARTNERS


1000
500
0
LOCAL
NATIONAL
MAR
APR
SEP
FEB
MAY
JUN
JUL
2020
2021
KOWALSKI'S MARKETS
LUNDS&BYERLYS
HyVee
LIFETIME FITNESS
NATIONALLY
CVS | HealthHUB
NATIONALLY
1500 locations by EOY!

Store locations are projected to be
**5,000** by the end of **2021**
**8,000** by the end of **2022**
**17,000** by the end of **2023!**

wâhiwater

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy or completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assuptions underlying these projections.

# AMAZON DISTRIBUTION

## DISTRIBUTION

• National reach through distribution partner, Tjerlund Products. Tjerlund is a dropship distributor and handles all fulfillment and repackaging into variety packs.

• Maintain same margins as with brick and mortar distributors

• Sell through Amazon at $39.99 per 12-pack and $74.99 per 24-pack with free shipping.

## ONLINE MARKETING

• Social media to drive online and retail traffic

• Targeted paid ad campaigns

• Leveraging social influencers



the beverage market **is valuable and growing**



wāhiwater

# SUCCESS EXPERIENCED BY PLAYERS IN THE WATER MARKET

Food and Beverage M&A remain healthy. And the market is continuing to grow.

## +essentia
hydration perfected

### $200 MILLION
SALES ANNUALLY

ACQUIRED BY NESTLE 2021

## LIFE WTR

### ESTIMATED $150 MILLION
SALES ANNUALLY

## core
HYDRATION

### $90 MILLION
REVENUE

$525 MILLION EXIT 2018

## GLACÉAU smartwater

### $4.1 BILLION
EXIT TO COKE (2007)



wāhiwater

# US MARKET SIZE (BILLIONS)



COCONUT WATER — $0.8

ENERGY DRINKS — $3.4

RTD TEA — $5.0

SPORTS/ENERGY — $24.7

JUICES — $30.

BOTTLED WATER — $33.6

FUNCTIONAL BEVERAGE — $46

CARBONATED SOFT DRINKS — $70.6

As CARBONATED SOFT DRINKS decline, emerging "better-for-you" segments have tremendous opportunity to grow and take market share.

*Data Source: BevNet*

wāhiwater



THE CURRENT US MARKET FOR **BOTTLED WATER** IS AT **$33.6 BILLION.**

THIS MEANS THAT JUST **0.3% OF THE MARKET** WOULD BE **$100 MILLION/YEAR** IN REVENUE.



**...BOTTLED WATER CONTINUES TO GROW AT 8% ANNUALLY.**

wâhiwater



THE CURRENT US MARKET FOR **FUNCTIONAL BEVERAGES** IS AT **$46 BILLION.**

THIS MEANS THAT JUST **0.2% OF THE MARKET** WOULD BE **$100 MILLION/YEAR** IN REVENUE.



**...FUNCTIONAL BEVERAGES ARE AT 7.7% ANNUAL GROWTH.**

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**our people**

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# OUR TEAM



## Geoff Murphy CEO

- Former CEO Old Home Foods
- Created and marketed new product launches
- Operations, sales and marketing



## Sam Blankenship CHIEF PRODUCT OFFICER

- 10 years start-up experience
- Founded and sold medical startup
- Product development, Operations
- Outdoor enthusiast with a love of health and nutrition



## Peter Blankenship PRESIDENT

- 10 years start up experience
- Founded and sold medical startup
- Sales and distribution
- Passion for fitness and health products



## Steve Ratliff VP OF SALES

- 40 year history in VP Sales, Marketing and Demand Planning roles (North America & Global) with Consumer products related companies including, Old Home Foods, Vision Marketing & Sales, Curtis International, Polaroid, Foster Farms, Hudson Foods and Con Agra.
- Focus on Business Development and taking brands and companies national and global.


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# OUR TEAM

## Mark Payne CFO



- Over 35 years in finance, primarily as CFO
- Extensive experience with early-stage growth companies
- Led numerous private placements and 3 IPOs

## Ultra Creative, Inc. CREATIVE PARTNERS




- Kyle Jensen - Principle Design Director Ultra Creative
- Shane Breault - Principle Creative Director Ultra Creative
- Specializes in promotions and consumer interaction for national/global brands
- Partners in innovation and new brand-building for local, national and international brands
- 35 years in the food/beverage industry

## Jamie Wilson MARKETING AND SOCIAL ENGAGEMENT



- Develop and cultivate brand ambassador/influencer partnerships
- Director of social media strategy and execution
  - includes content creation
  - post and story scheduling
  - engagement with followers
- Marketing strategy support with LifeTime (and other distributors as acquired)
- Product development support and enablement



# INVESTORS & ADVISORS



**Randy Moss** - Investor and Endorser

▼ Randy was Wahi Nutritions first investor
▼ Football Hall of Fame



**Jeff Smith** - Investor and Board of Directors

▼ Founder & CEO of Paragon Vitamins
▼ Founder of Rise Markets. Rise Market is an online, membership-based marketplace that's pioneering a new way to feed your families healthy meals and snacks at affordable products.
▼ Founder & Partner at Ignite Venture Studio



**Hany Salama** - Investor and Board Observer

▼ Founder & Partner at Ignite Venture Studios
▼ Hany is a strategic, results-oriented senior executive and operator with more than 25 years of experience in global operations for small and large companies.



**Josh Ghaim** - Investor

▼ Founder & Partner at Ignite Venture Studios
▼ CEO at Small World Brands (Nuria Beauty & Recharge Health)



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future product extensions

LAUNCHING 2021/2022

wāhiwater

# SPARKLING

Same healthy ingredients
Natural energy
Natural flavoring
No artificial colors


SPARKLING
wâhiwater
PLANT POWERED
purify
dandelion
nettle
SPARKLING
wâhiwater
PLANT POWERED
revive
SPARKLING
wâhiwater
PLANT POWERED
drive
ashwagandha
eleuthero
EXERCISE SUPPORT & RECOVERY
SPARKLING
wâhiwater
PLANT POWERED
repair
pine bark
biotin
zinc
vitamins A & C
SUPPORTS COLLAGEN PRODUCTION,
HAIR, SKIN & NAILS

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

# EFFERVESCENT TABS

Same healthy ingredients in your pocket


wâhi
TABS
purify
dandelion
nettle
ANTI-TOXIN &
DIGESTION
SUPPORT
wâhi
TABS
revive
ginger
green tea
milk thistle
REVITALIZATION &
ANTI-INFLAMMATION
wâhi
TABS
drive
ashwagandha
eleuthero
EXERCISE
SUPPORT &
RECOVERY
wâhi
TABS
repair
pine bark
biotin
zinc
vitamins A & C
SUPPORTS
COLLAGEN
PRODUCTION,
HAIR, SKIN & NAILS

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.



DRINK INTENTIONALLY

wâhiwater

# thank you

WAHIWATER.com

**EXHIBIT E**
*Video Transcripts*

**Wahi Nutrition, Inc.**

**"Wahiwater - Company Overview"**
Overview: https://youtu.be/fc95tuqcSEI

*[Narrator Voiceover]:* Plant-based ingredients are the number one trend in food and beverage products, a multi-billion dollar industry. Although retailers continue to drive the plant-based category to 29% yearly growth, incorporating plants into our diets still remains difficult.

*[Images of consumers exercising and lounging in beach paradise, with Wahiwater products throughout]*

*[NV]:* We created Wahi Nutrition to make it easier and more convenient to get the health benefits of plants into our daily diets.

*[NV]:* To make the biggest impact, we looked to the largest consumer beverage category, bottled water. It makes sense. It sustains us. Look closely and you will find innovation inside the bottle is very limited. And the market is large and still growing. Wâhi is a Maori word for "breaking apart from" and that's exactly what we've set out to do in the bottled water market. By seamlessly incorporating powerful plant extracts, that are efficiently absorbed by the body, into crisp refreshing water, we believe Wahiwater is positioned to be a disrupter in the more than $30 billion bottled water market in the US.

*[NV]:* Using a proprietary process with no added preservatives or calories, our plant based ingredients are formulated to create some of the healthiest hydration in the world. Each water aims to achieve a targeted health function through a blend of all-natural plant based ingredients.

*[NV]:* From milk thistle and ashwagandha, to biotin and dandelion, our ingredients are sourced from around the world and extracted at an eastern medicine pharmacy in California.

*[NV]:* Purify helps flush toxins, aid digestion and destroy acid with a blend of dandelion and nettle.

*[NV]:* Revive is packed with antioxidants, nourishes the liver, promotes anti-inflammation and protects from free radicals, with green tea, milk thistle, and ginger.

*[NV]:* Drive supports exercise and recovery with ashwagandha and eleuthero.

*[NV]:* And Repair supports collagen production, hair, skin, and nails, as it is infused with pine bark, biotin, zinc, and vitamins. All of our drinks contain electrolytes.

*[NV]:* From April 2020 to April 2021, Wâhi has grown its retail footprint by over 1,300 percent, landing key national accounts such as Life Time Fitness and CVS HealthHUBs. The company plans to expand its retail footprint to more than 5,000 stores by the end of 2021, and expand its products offering to a sparkling line and effervescent tabs. Our strategy of aggressive trade spending through in-store promotions and pricing to drive trials, aims to set up a retail pipeline to $25 million in revenue by the end of 2023.

*[NV]:* Wâhi is dedicated to bringing the world's most powerful plant extracts to consumers through an array of CPG offerings to help you live your best life. Join our team as we aim to deliver real health to the masses.

--

**"Wahiwater - Montana Running"**
Gallery: https://youtu.be/m-GcCpO_FXw

*[Images of woman running through wilderness with her drinking Wahiwater with the slogans "Prepare Intentionally", "Exercise Intentionally", and finally "Drink Intentionally" shown as a text overlay]*

*[Four Wahiwater flavors of bottled water are shown with text "Plant Powered" and "Available in LifeCafe" as the video closes]*
--

**"Wahiwater - workout 1"**
Gallery: https://youtu.be/2B4AH6ZTM1U

*[Images of woman exercising interspersed with her drinking Wahiwater with the slogans "Prepare Intentionally", "Exercise Intentionally", and finally "Drink  Intentionally" shown as a text overlay]*

*[Four Wahiwater flavors of bottled water are shown with text "Plant Powered" as video closes]*
--

**"Wahiwater - Golf Plant Powered"**
Gallery: https://youtu.be/el09oJo5Cls

*[Images of man playing golf, closing with player drinking Wahiwater]*

*[Four Wahiwater flavors of bottled water are shown with text "Plant Powered" as video closes]*
--

**"Wahiwater - workout"**
Gallery: https://youtu.be/kcWTGlUUY7E

*[Images of woman exercising interspersed with her drinking Wahiwater with the slogans "Prepare Intentionally", "Exercise Intentionally", and finally "Drink  Intentionally" shown as a text overlay]*

*[Four Wahiwater flavors of bottled water are shown with text "Plant Powered" as video closes]*
--

**"Wahiwater - Ocean Plant Powered"**
Gallery: https://youtu.be/5iNrOH5zPWM

*[Images of yoga practitioner in action. In the middle of the video, she drinks Wahiwater with the slogan "Drink Intentionally" shown as a text overlay]*

*[Four Wahiwater flavors of bottled water are shown with text "Plant Powered" as video closes]*
--

**"Wahiwater - wake surfing"**
Gallery: https://youtu.be/zE4_NKb8VW0

*[Clips of a wake surfer in action. Once the run is complete, he drinks Wahiwater back on the boat]*

*[Four Wahiwater flavors of bottled water are shown with text "Plant Powered" as fades to black]*